Exhibit 99.1

The Board of Golden Ocean Group Limited ("Golden Ocean" or the "Company") is pleased to announce the appointment of Mr. Lars-Christian Svensen as the Chief Executive Officer ("CEO") of Golden Ocean Management AS with effect from January 1, 2024. Mr. Svensen currently serves as the Interim Chief Executive Officer of Golden Ocean Management AS. Prior to that, he held the role as Golden Ocean’s Chief Commercial Officer.
Ola Lorentzon, Chairman of the Board, says: "The Board is delighted to have appointed Lars-Christian Svensen, who has demonstrated his abilities serving as Interim CEO. We are confident Lars-Christian will be successful in his work, building shareholder value for Golden Ocean."

On being appointed, the incoming CEO stated: “I would like to thank the board for the confidence and continued support. With the rest of the Golden Ocean team, I endeavor to keep driving us forward and to maintain our position as industry leaders.”

January 2, 2024
The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.